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                         April 15, 2022

       Alessandra Daigneault, Esq.
       General Counsel and Secretary
       NRX Pharmaceuticals, Inc.
       1201 North Market Street, Suite 111
       Wilmington, Delaware 19801

                                                        Re: NRX
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-264201

       Dear Ms. Daigneault:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Alexander Lloyd, Esq.